news release

ARCELORMITTAL REPORTS RECORD RESULTS FOR THE SECOND QUARTER AND FIRST HALF 2007

Luxembourg / Rotterdam, August 1, 2007 – Mittal Steel Company N.V. (referred to as “ArcelorMittal”, “Mittal Steel” or “the Company”) (New York: MT; Amsterdam: MT; Madrid: MTS; Paris: MTP; Brussels: MTBL; Luxembourg: MT), the world’s largest and most global steel company, today announced results for the three and six month periods ended June 30, 2007.

H107 highlights:

•	Record quarterly and half-year results
•	EBITDA of $9.7 billion – 42% increase over pro forma H106
•	Net income of $5.0 billion – 45% increase over pro forma H106
•	Operating income of $7.7 billion – 50% increase over pro forma H106
•	$973m of synergies captured by end of 1H07

Financial highlights (on the basis of IFRS, amounts in US$ and Euros1 ):

(US dollars in millions except earnings per share and shipments data)

Results	US Dollars
	Q2 2007 Actual	Q1 2007 Actual	Q2 2006 Pro forma	H1 2007 Actual	H1 2006 Pro forma
Shipments (Million MT)[2]	28.7	27.0	29.1	55.7	56.9
Sales	27,223	24,476	22,430	51,699	43,304
EBITDA[3]	5,326	4,346	3,500	9,672	6,800
Operating income	4,232	3,455	2,633	7,687	5,137
Net income	2,723	2,250	1,817	4,973	3,420
Basic earnings per share	$1.97	$1.62	$1.31	$3.60	$2.47

(Euros in millions except earnings per share and shipments data)

Results	Euros[1]
	Q2 2007 Actual	Q1 2007 Actual	Q2 2006 Pro forma	H1 2007 Actual	H1 2006 Pro forma
Shipments (Million MT)[2]	28.7	27.0	29.1	55.7	56.9
Sales	20,194	18,675	17,827	38,898	35,218
EBITDA[3]	3,951	3,316	2,782	7,277	5,530
Operating income	3,139	2,636	2,093	5,784	4,178
Net income	2,020	1,717	1,444	3,742	2,781
Basic earnings per share	€1.46	€1.24	€1.04	€2.71	€2.01
1.	US dollars have been translated into Euros using an average exchange rate (US$/Euro) of 1.3481, 1.3106, 1.2582, 1.3291 and 1.2296 for Q2 2007, Q1 2007, Q2 2006, 1H 2007 and 1H 2006, respectively.
2.	Some inter-company shipments are not eliminated.
3.	EBITDA is defined as operating income plus depreciation.

Inter-company transactions have been eliminated in consolidation. The financial information in this press release and Appendix 1 has been prepared in accordance with International Financial Reporting Standards as endorsed by the European Union (“IFRS”). While the financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Auditing Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in this press release have not been audited.

Commenting, Lakshmi N. Mittal, President and CEO, ArcelorMittal, said:

“We are pleased to be able to report a record set of numbers for the second quarter and first half 2007.  These results were driven by a strong demand for steel combined with higher selling prices in all our major segments. The company reported EBITDA of US$9.7 billion in the first half of 2007, as compared with US$6.8 billion for the first half of 2006, representing an increase of 42%. We are anticipating a robust end to the year supported by the strength of our unique global and diversified business model.

“We are also continuing to make good progress with our three-dimensional growth strategy. Most recently we have been awarded the mining license for an attractive iron-ore deposit in Senegal and have strengthened our presence in the automotive sector through the acquisition of two French pipes and tubes businesses. One year on from the merger, the Company has made excellent progress in effecting a successful integration and is well positioned for the future.”

SECOND QUARTER 2007 NEWS CONFERENCE (FOR MEDIA)

ArcelorMittal management will host a news conference:

Date: Wednesday, August 1st 2007

Time: 6.00am New York Time / 11.00am London Time / 12.00pm Central European Time

The dial in number:

International number:    +44 207 0705 579

UK:    0207 0705 579

USA:   +1 866 432 7186

Replay Numbers:

International number:    +44 208 196 1998

UK:     0208 196 1998

USA:   +1 866 583 1035

Access Code for each language on the replay:

English 069434#

Spanish 181439#

French 414790#

The news conference will be available via a live video webcast on www.arcelormittal.com.

SECOND QUARTER 2007 EARNINGS ANALYST CONFERENCE CALL

Additionally, ArcelorMittal management will host a conference call for members of the investment community to discuss the second quarter 2007 financial performance of ArcelorMittal at 9.30am New York time / 2.30pm London time / 3.30pm Central European Time on Wednesday, August 1st 2007. The conference call will include a brief question and answer session with senior management. The conference call information is as follows:

Dial in access numbers will be the following:

International: +44 208 611 0043

UK: 0208 611 0043

USA: +1 866 432 7175

A replay of the conference call will be available for one week by dialing (access code 634819#):

International: +44 208 196 1998

UK: 0208 196 1998

USA: +1 866 583 1035

The presentation will be available via a live video webcast on www.arcelormittal.com

Important information

This document constitutes neither an offer to acquire Arcelor Brasil S.A. securities nor an offer of securities in any jurisdiction. In particular, this document does not constitutes an offer of securities for distribution nor sales in the United States. Securities may not be offered, sold or distributed in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. ArcelorMittal does not interest to register securities or conduct a public offering the United States.

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V. and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Mittal Steel’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the United States Securities and Exchange Commission (“SEC”) made or to be made by Mittal Steel or its successor entities (including ArcelorMittal) including Mittal Steel’s Annual Report on Form 20-F filed with the SEC. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information

In connection with the proposed merger of Mittal Steel Company N.V. ("Mittal Steel") with ArcelorMittal (a wholly owned subsidiary of Mittal Steel), and the subsequent merger of ArcelorMittal with Arcelor, Mittal Steel, ArcelorMittal and Arcelor have filed and will file important documents with the relevant securities regulatory authorities, including the filing with the U.S. SEC by ArcelorMittal of a registration statement that included a proxy statement/prospectus and the anticipated filing with the SEC by Arcelor of a registration statement that will include a proxy statement/prospectus. The proxy statement/prospectus filed by ArcelorMittal does and the proxy statement/prospectus to be filed by Arcelor will contain important information about the relevant merger and related matters, and Mittal Steel, ArcelorMittal and Arcelor have made or will make public such proxy statement/prospectus and mail the proxy statement/prospectus to the relevant U.S. shareholders.  Investors and security holders are urged to read each proxy statement/prospectus, and any other relevant documents filed with the relevant securities regulatory authorities, when they become available and before making any investment decision. You can obtain a free copy of the proxy statement/prospectus filed by ArcelorMittal and will be able to obtain a free copy of the proxy statement/prospectus filed by Arcelor (when available) and other related documents filed with the SEC by Mittal Steel, ArcelorMittal and Arcelor at the SEC’s web site at www.sec.gov and from Mittal Steel, ArcelorMittal and Arcelor at www.arcelormittal.com.

Contact information Arcelor Mittal Investor Relations
Continental Europe	+352 4792 2414
UK/Asia/Africa	+44 207 543 1172
Americas	+1 312 899 3569
Retail	+352 4792 2434
Bonds/Credit	+33 1 71 92 10 26
Contact information Arcelor Mittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
Arcelor Mittal Corporate Communications		Netherlands
Nicola Davidson	+44 207 543 1162 / 1172	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Philip Gawith / Lydia Pretzlik	+44 20 7379 5151	France
Belgium		Sandra Luneau	+33 1 71 92 00 58
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Anne France Malreu / Gregoire Lucas, Image 7	+33 1 5370 7470
North America		Spain
Bill Steers	+1 312 899 3817	Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397

ARCELORMITTAL SECOND QUARTER AND FIRST HALF

2007 RESULTS – PRO FORMA COMPARISON

ArcelorMittal, the world’s largest and most global steel company, today announced results for the three and six month periods ended June 30, 2007.

Pro forma presentation

The pro forma results for 2006 include the results of the following acquisitions as if such acquisitions took place on January 1, 2006:

•	the acquisition of Arcelor on August 1, 2006; and
•	the acquisition of certain subsidiaries of Stelco on January 30, 2006.

Furthermore, the results of Arcelor include the following acquisitions as if such acquisitions took place on January 1, 2006:

•	the acquisition of Sonasid on June 1, 2006; and
•	the acquisition of Dofasco on March 1, 2006.

The results of Sicartsa are included from April 20, 2007, the date of its acquisition by the Company.

Disposals

The pro forma results for 2006 include the results of the following subsidiaries until the date of their disposal:

•	the disposal of Huta Bankowa Spólka z.o.o. (“Huta Bankowa”) in January 2007
•	the disposal of Travi e Profilati di Pallanzeno (“TPP”) in January 2007
•	the disposal of Stahlwerk Thüringen GmbH (“SWT”) in March 2007

Results for the three months ended June 30, 2007 versus the three months ended March 31, 2007 and pro forma results for the three months ended June 30, 2006

ArcelorMittal’s net income for the three months ended June 30, 2007, was $2.7 billion, or $1.97 per share, as compared with $2.3 billion, or $1.62 per share, for the three months ended March 31, 2007, and pro forma net income of $1.8 billion, or $1.31 per share, for the three months ended June 30, 2006. Net income in the second quarter 2007 is higher than the first quarter 2007 primarily due to strong demand for our products, resulting in higher shipments and higher selling prices, offset in part by higher costs.

Sales and operating income for the three months ended June 30, 2007, were $27.2 billion and $4.2 billion, respectively, as compared with $24.5 billion and $3.5 billion, respectively, for the three months ended March 31, 2007. Pro forma sales and operating income for the three months ended June 30, 2006, were $22.4 billion and $2.6 billion, respectively.

Total steel shipments for the three months ended June 30, 2007, were 28.7 million metric tonnes as compared with 27.0 million metric tonnes for the three months ended March 31, 2007, and pro forma steel shipments of 29.1 million metric tonnes for the three months ended June 30, 2006. Total steel shipments are lower in the three months ended June 30, 2007, as compared to the three months ended June 30, 2006, primarily due to the non consolidation of a Canadian joint venture in 2007, where a 50% proportion was include in 2006. Shipments in Flat Carbon Americas were lower, offset by an increase in shipments in Flat Carbon Europe.

Analysis of operations.

Sales for the three months ended June 30, 2007, were $27.2 billion as compared with $24.5 billion for the three months ended March 31, 2007, and pro forma sales of $22.4 billion for the three months ended June 30, 2006.

Depreciation for the three months ended June 30, 2007, increased to $1.1 billion as compared with $891 million for the three months ended March 31, 2007, and pro forma depreciation of $867 million for the three months ended June 30, 2006. Depreciation was higher in the second quarter due to an increase of plant, property and equipment, amortisation of intangibles recognised in purchase price allocations and alignment of definitions.

Operating income for the three months ended June 30, 2007, increased to $4.2 billion as compared with $3.5 billion for the three months ended March 31, 2007, and pro forma operating income of $2.6 billion for the three months ended June 30, 2006.

Income from investments for the three months ended June 30, 2007, was $195 million as compared with $154 million for the three months ended March 31, 2007, and pro forma income from investments of $119 million for the three months ended June 30, 2006.

Net financing costs for the three months ended June 30, 2007, were $182 million as compared with $10 million for the three months ended March 31, 2007 and pro forma expense of $299 million for the three months ended June 30, 2006. Included in the net financing cost is net interest expense which increased by $33 million to $296 million for the three months ended June 30, 2007, as compared to $263 million for the three months ended March 31, 2007. Net financing costs for the three months ended June 30, 2007 include other gains such as Canadian dollar swap, foreign exchange and certain financial instruments.

Income tax expense for the three months ended June 30, 2007, increased to $1.1 billion as compared with $934 million for the three months ended March 31, 2007. The effective tax rate for the three months ended June 30, 2007, was 25.2% as compared with 25.8% for the three months ended March 31, 2007.  The pro forma income tax expense for the three months ended June 30, 2006 was $310 million, representing an effective tax rate of 12.7%.

Minority interest for the three months ended June 30, 2007, was $497 million (of which Arcelor Brasil is $152 million), as compared with $436 million (of which Arcelor Brasil is $141 million) for the three months ended March 31, 2007, and pro forma minority interest of $320 million for the three months ended June 30, 2006.

Net income for the three months ended June 30, 2007, increased to $2.7 billion as compared with $2.3 billion for the three months ended March 31, 2007, and pro forma net income of $1.8 billion for the three months ended June 30, 2006.

Analysis of operations Q2 2007 v Q1 2007

Flat Carbon Americas

Total steel shipments in the Flat Carbon Americas segment were higher at 7.1 million metric tonnes for the three months ended June 30, 2007, as compared with steel shipments of 6.6 million metric tonnes for the three months ended March 31, 2007.

Sales were higher at $5.9 billion for the three months ended June 30, 2007, as compared with sales of $5.1 billion for the three months ended March 31, 2007.

Operating income was substantially higher at $846 million for the three months ended June 30, 2007, as compared with operating income of $584 million for the three months ended March 31, 2007.

Operating results for the three months ended June 30, 2007, as compared with the three months ended March 31, 2007, were favorably impacted by higher shipments in the US and Mexican operations and were positively impacted by higher average steel selling prices particularly in Mexico and South America.

Flat Carbon Europe

Total steel shipments in the Flat Carbon Europe segment were higher at 9.2 million metric tonnes for the three months ended June 30, 2007, as compared with steel shipments of 8.7 million metric tonnes for the three months ended March 31, 2007.

Sales were higher at $8.9 billion for the three months ended June 30, 2007, as compared with sales of $8.2 billion for the three months ended March 31, 2007.

Operating income was higher at $1.2 billion for the three months ended June 30, 2007, as compared with $1.1 billion for the three months ended March 31, 2007.

Operating results for the three months ended June 30, 2007, as compared to the three months ended March 31, 2007, increased due to improved volumes and average steel selling prices, which were partially offset by higher input costs.

Long Carbon Americas and Europe

Total steel shipments in the Long Carbon Americas and Europe segment were higher at 6.5 million metric tonnes for the three months ended June 30, 2007, as compared with steel shipments of 6.2 million metric tonnes for the three months ended March 31, 2007.

Sales were higher at $6.2 billion for the three months ended June 30, 2007, as compared with sales of $5.5 billion for the three months ended March 31, 2007.

Operating income was higher at $1.1 billion for the three months ended June 30, 2007, as compared with operating income of $947 million for the three months ended March 31, 2007.

Operating results for the three months ended June 30, 2007, as compared with the three months ended March 31, 2007, increased primarily due to improved average steel selling prices, particularly in Europe and the Brazilian markets, which were partially offset by higher input costs.

Asia Africa and CIS (“AACIS”)

Total steel shipments in the AACIS segment were higher at 5.4 million metric tonnes for the three months ended June 30, 2007, as compared with steel shipments of 5.1 million metric tonnes for the three months ended March 31, 2007.

Sales were higher at $4.7 billion for the three months ended June 30, 2007, as compared with sales of $4.0 billion for the three months ended March 31, 2007.

Operating income was substantially higher at $1.0 billion for the three months ended June 30, 2007, as compared with operating income of $744 million for the three months ended March 31, 2007.

Operating results for three months ended June 30, 2007, as compared to the three months ended March 31, 2007, increased mainly due to higher volumes and average steel selling prices, particularly in the CIS operations, which were partially offset by higher input costs.

Stainless Steel

Total steel shipments in the Stainless Steel segment were higher at 544 thousand metric tonnes for the three months ended June 30, 2007, as compared with steel shipments of 498 thousand metric tonnes for the three months ended March 31, 2007.

Sales were higher at $2.7 billion for the three months ended June 30, 2007, as compared with sales of $2.3 billion for the three months ended March 31, 2007.

Operating income was substantially lower at $237 million for the three months ended June 30, 2007, as compared with operating income of $373 million for the three months ended March 31, 2007.

Operating results for the Stainless Steel segment declined for the three months ended June 30, 2007, as compared to the three months ended March 31, 2007, primarily due to a write-down in the value of inventory, as a result of the recent decline in nickel prices, partially offset by improved volumes.

AM3S1

Total steel shipments in the AM3S segment were higher by 0.3 million tonnes, in the three months ended June 30, 2007, as compared with the three months ended March 31, 2007.

Sales in the AM3S segment were higher at $3.8 billion for the three months ended June 30, 2007, as compared with sales of $3.4 billion for the three months ended March 31, 2007.

_________________________

1 Shipments for the AM3S segment, which are mainly inter-company, are not consolidated in the total shipments of the combined company and are eliminated.

Operating income increased to $184 million for the three months ended June 30, 2007, as compared with operating income of $121 million for three months ended March 31, 2007, primarily due to higher volumes and higher average steel selling prices.

Liquidity and Capital Resources

ArcelorMittal's principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries.

As of June 30, 2007, the Company’s cash and cash equivalents, including restricted cash and short-term investments, amounted to $6.8 billion as compared to $8.3 billion at March 31, 2007. Net debt for the second quarter, which includes long-term debt plus short-term debt less cash and cash equivalents, restricted cash and short-term investments, increased by $4.5 billion to $23.2 billion. Gearing2 has increased from 35% to 42% and net debt to EBITDA ratio has increased from 1.1x3 at March 31, 2007, to 1.2x at June 30, 2007.

The increase in net debt was primarily due to the following:

•	Acquisition of Sicartsa, Mexico: $1.5 billion
•	Cash purchase of minority interests in Arcelor Brasil: $3.7 billion
•	Share buy-back and dividend: $1.0 billion

The Company had total liquidity of $16.4 billion at June 30, 2007, consisting of cash and cash equivalents (including restricted cash and short-term investments of $6.8 billion), and available bank lines (including bank lines at the level of its operating subsidiaries) of $9.6 billion at June 30, 2007.

Changes in current assets and current liabilities resulted in the use of cash during the three months ended June 30, 2007, of $587 million as compared to $653 million for the three months ended March 31, 2007, primarily due to an increase in trade accounts receivables and prepaid expenses, partially offset by an increase in trade payables.

For the three months ended June 30, 2007, net cash provided by operating activities was $3.7 billion, as compared with $2.7 billion for the three months ended March 31, 2007.

Capital expenditures during the three months ended June 30, 2007, increased to $1.3 billion as compared with $988 million for the three months ended March 31, 2007.

Recent Developments

•

On July 26, 2007, ArcelorMittal announced that it has reached an agreement with the Polish Government to acquire the outstanding 25.2% shares of ArcelorMittal Poland currently held by the Polish State and Treasury Ministry. ArcelorMittal has agreed to acquire each share at a price of Polish zloty (“PLN”) 6.5, valuing the remaining 25.2% of shares at approximately PLN 436 million (approx. $157 million).

_________________________

2 Gearing is defined as net debt divided by total equity

3 Based on 1H07 annualized levels

•	On July 20, 2007, ArcelorMittal, announced that it had reached a preliminary agreement to acquire two steel tube businesses from Vallourec. Vallourec Précision Soudage (VPS) produces about 100,000 tonnes of welded steel tubes for application in the automotive industry from two sites in France. Also based in France, Vallourec Composants Automobiles Vitry (VCAV) specialises in the design and manufacturing of tubular components for the automotive industry. Combining them with ArcelorMittal's existing pipes and tubes business, will enable an even more complete product offering range to automotive customers.

•

On July 19, 2007, ArcelorMittal announced that it had been formally granted concessions by the Republic of Senegal to develop mining, transportation and logistics activities in the Faleme region of South East Senegal.

•

On July 10, 2007, ArcelorMittal announced the signing of agreement and installation of European Works Council (“EWC”) agreement. The newly installed integrated ArcelorMittal EWC will replace the former EWCs that existed in both previous companies.

•

On June 29, 2007, Mittal Steel announced the publication of the legal documentation for its merger with ArcelorMittal, a Luxembourg subsidiary. This was the first step of the previously-announced two-step merger process between Mittal Steel and Arcelor S.A. In the first step, Mittal Steel will merge into its wholly-owned non-operating subsidiary ArcelorMittal.

•

On June 5, 2007, Mittal Steel publicly announced the results of its tender offer for the shares it did not hold in Arcelor Brasil. In the aggregate, Mittal Steel acquired 29.5% of the total share capital and 89.7% of the free float of Arcelor Brasil as of June 5, 2007, thereby increasing its previous 67.1% shareholding in Arcelor Brasil to 96.6%. Mittal Steel paid for the shares with $3.5 billion in cash and approximately 27.0 million Mittal Steel class A common shares, representing a total consideration of $5.2 billion. As required by Brazilian regulations, beginning on June 5, 2007 and ending at the latest on September 4, 2007, the remaining shareholders in Arcelor Brasil may sell their shares to Mittal Steel for R$53.89 per share (the same price offered to the Arcelor Brasil shareholders accepting the cash option of the offer) as adjusted pursuant to applicable law. On June 19, 2007, the Brazilian stock exchange regulator CVM announced that the Arcelor Brazil shares have been delisted. Mittal Steel will cause a general Arcelor Brasil shareholders’ meeting to be held in order to approve the redemption of the remaining shares. The redemption price will be equal to R$53.89 per share. Mittal Steel therefore expects that it will subsequently acquire the 18.3 million Arcelor Brasil shares that remained outstanding after the closing of the tender offer, which are valued at approximately $0.5 billion. Following the tender offer an additional 7.9 million Arcelor Brasil shares were purchased, resulting in an outstanding balance of $0.3 billion.

Outlook for third Quarter 2007

The Company expects third quarter 2007 EBITDA to be between $4.7 to $4.9 billion, as compared with $4.4 billion in the third quarter of 2006. Total shipments, in the third quarter of 2007, are expected to decrease compared with the second quarter 2007 due to usual seasonal slowdown. In the Flat Carbon Americas segment EBITDA is expected to decrease slightly. EBITDA is also expected to decline in Flat Carbon Europe, Long Carbon Americas and Europe and AM3S segment due to seasonal activity slowdown. AACIS segment EBITDA is expected to remain stable. Stainless Steel EBITDA is expected to decline due to continuing market deterioration. Minority interest charge will be lower following the acquisition of Arcelor Brasil minority. The tax rate is expected to remain at approximately 25% for the year.

ARCELORMITTAL UNAUDITED CONSOLIDATED BALANCE SHEETS

In millions of US dollars	As of
	ACTUAL	ACTUAL	ACTUAL
	June 30, 2007	March 31, 2007	December 31, 2006[1]
ASSETS
Current Assets
Cash and cash equivalents, restricted cash and short-term investments	$ 6,782	$ 8,277	$ 6,146
Trade accounts receivable – net	11,246	10,318	8,769
Inventories	19,448	19,319	19,238
Prepaid expenses and other current assets	6,091	5,838	5,209
Total Current Assets	43,567	43,752	39,362

Goodwill and intangible assets	14,954	10,720	10,782
Property, plant and equipment	57,836	54,351	54,696
Investments in affiliates and joint ventures	4,707	4,058	3,492
Deferred tax assets	1,503	1,563	1,670
Other assets	2,282	2,340	2,164
Total Assets	$124,849	$116,784	$112,166

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$7,617	$5,829	$4,922
Trade accounts payable	11,853	10,909	10,717
Accrued expenses and other current liabilities	10,741	10,061	8,921
Total Current Liabilities	30,211	26,799	24,560

Long-term debt, net of current portion	22,389	21,200	21,645
Deferred tax liabilities	7,625	7,419	7,274
Other long-term obligations and deferred employee benefits	9,677	8,182	8,496
Total Liabilities	69,902	63,600	61,975

Total Shareholders’ Equity	48,549	44,642	42,127
Minority Interest	6,398	8,542	8,064
Total Equity	54,947	53,184	50,191
Total Liabilities and Shareholders’ Equity	$124,849	$116,784	$112,166

1 Amounts are derived from the Company’s audited financial statements for the year ended December 31, 2006

ARCELORMITTAL UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

In millions of US dollars, except shares, per share, employee and shipment data	Three Months Ended			Six Months Ended
	June 30, 2007	March 31, 2007	June 30, 2006 [1,2,3]	June 30, 2007	June 30, 2006 [1,2,3]
	Actual	Actual	Pro forma	Actual	Pro forma
STATEMENTS OF INCOME
Sales	$27,223	$24,476	$22,430	$51,699	$43,304
Depreciation	1,094	891	867	1,985	1,663
Operating Income	4,232	3,455	2,633	7,687	5,137
Operating Margin %	15.5%	14.1%	11.7%	14.9%	11.9%

Other income (expense) - net	62	21	(6)	83	2
Income from equity method investments	195	154	119	349	229
Financing costs - net	(182)	(10)	(299)	(192)	(980)
Income before taxes and minority interest	4,307	3,620	2,447	7,927	4,388
Income tax expense	1,087	934	310	2,021	343
Income before minority interest	3,220	2,686	2,137	5,906	4,045
Minority interest	(497)	(436)	(320)	(933)	(625)
Net income	$2,723	$2,250	$1,817	$4,973	$3,420

Basic earnings per common share	$1.97	$1.62	$1.31	$3.60	$2.47
Diluted earnings per common share	1.97	1.62	1.31	3.59	2.47
Weighted average common shares outstanding (in millions)	1,380	1,386	1,385	1,383	1,384
Diluted weighted average common shares outstanding (in millions)	1,382	1,388	1,386	1,385	1,386

EBITDA[4]	$5,326	$4,346	$3,500	$9,672	$6,800
EBITDA Margin %	19.6%	17.8%	15.6%	18.7%	15.7%

OTHER INFORMATION
Total shipments of steel products[5] (million metric tonnes)	28.7	27.0	29.1	55.7	56.9
Employees (in thousands)	314	316	330	314	330
1.

The information provided assumes that the acquisition of Arcelor occurred at the beginning of the period presented. Arcelor is included on a pro forma basis assuming the acquisition of Dofasco and Sonasid occurred at the beginning of the period presented.

2.	The information provided includes preliminary purchase price adjustments except for the adjustment for inventory
3.	The information provided assumes that shares issued in connection with the acquisition of Arcelor were issued at the beginning of the period presented.
4.	EBITDA is defined as operating income plus depreciation.
5.	Some intercompany shipments are not eliminated

ARCELORMITTAL UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of US dollars	Three Months Ended			Six Months Ended
	June 30, 2007	March 31, 2007	June 30, 2006 [1,2]	June 30, 2007	June 30, 2006[1,2]
	Actual	Actual	Pro forma	Actual	Actual
Operating activities:
Net Income Adjustments to reconcile net income to net cash provided by operations: Minority interests Depreciation Others Changes in operating assets and liabilities, net of effects from acquisitions	$2,723 497 1,094 5 (587)	$2,250 436 891 (274) (653)	$1,817 320 867 (541) 415	$4,973 933 1,985 (269) (1,240)	$3,420 625 1663 (792) (728)
Net cash provided by operating activities	3,732	2,650	2,878	6,382	4,188
Investing activities:
Purchase of property, plant and equipment	(1,330)	(988)	(1,022)	(2,318)	(1,959)
Other investing activities (net)	(5,435)	862	39	(4,573)	(339)
Net cash used in investing activities	(6,765)	(126)	(983)	(6,891)	(2,298)
Financing activities:
Proceeds (payments) from payable to banks and long-term debt	2,693	15	1,637	2,708	2,762
Dividends paid	(644)	(514)	(1,729)	(1,158)	(1,914)
Other financing activities (net)	(580)	46	(54)	(534)	(58)
Net cash provided by (used in) financing activities	1,469	(453)	(146)	1,016	790
Net increase in cash and cash equivalents	(1,564)	2,071	1,749	507	2,680
Effect of exchange rate changes on cash	90	67	(112)	157	147
Change in cash and cash equivalents	$(1,474)	$2,138	$1,637	$664	$2,827
1.

The information provided assumes that the acquisition of Arcelor occurred at the beginning of the period presented. Arcelor is included on a pro forma basis assuming the acquisition of Dofasco and Sonasid occurred at the beginning of the period presented.

2.	The information provided includes preliminary purchase price adjustments except for the adjustment for inventory

Appendix 1 - Second Quarter 2007
Key financial and operational information
Amounts in millions of US dollars unless otherwise stated	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	AM3S
Financial Information
Sales	$5,916	$8,898	$6,157	$4,749	$2,655	$3,831

Depreciation	266	373	184	137	70	35

Operating income	846	1,176	1,129	1,019	237	184
Operating margin (as a percentage of sales)	14.3%	13.2%	18.3%	21.5%	8.9%	4.8%
EBITDA	1,112	1,549	1,313	1,156	307	219
EBITDA margin (as a percentage of sales)	18.8%	17.4%	21.3%	24.3%	11.6%	5.7%
Capital expenditure	373	331	260	240	77	35

Operational Information
Crude Steel Production (Thousand MT)	7,466	9,835	6,490	5,294	578	-
Steel Shipments (Thousand MT)	7,121	9,165	6,490	5,356	544	3,332
Average Steel Selling price (US$/MT)	715	832	782	640	4,731	NA
Employees (000’S)	35.9	69.6	55.8	125.6	11.6	12.2

•	EBITDA is defined as operating income plus depreciation.
•	Crude steel production is a combination of crude steel at the former Arcelor units and liquid steel at the former Mittal Steel units
•	Some inter segment and intra segment sales have not been eliminated.
•	Some inter-company shipments have not been eliminated.
•	AM3S shipments are not consolidated.
•	AM3S shipments exclude all hirework and commission shipments from April 1, 2007 onwards.
•	Average steel selling prices are calculated as steel sales divided by steel shipments.

Appendix 2 - Quarter 2 2007
ArcelorMittal steel shipments by geographical location

Shipments (Thousand MT)	Q2 07	Q1 07	H1 07

Flat Carbon Americas:	7,121	6,597	13,718
North America[1]	5,910	5,404	11,314
South America	1,211	1,193	2,404
Flat Carbon Europe:	9,165	8,653	17,818
Europe	9,165	8,653	17,818
Long Carbon Americas and Europe:	6,490	6,169	12,659
North America[2]	1,061	763	1,824
South America	1,313	1,259	2,573
Europe	4,116	4,147	8,263
AACIS:	5,356	5,117	10,474
Africa	2,019	2,107	4,126
Asia, CIS & Other	3,337	3,011	6,348
Stainless Steel:	544	498	1,042

1	Includes shipments from Lazaro Cardenas, Mexico
2	Includes shipments from Sicartsa, Mexico
•	Some inter-company shipments have not been eliminated.
•	AM3S shipments are not consolidated in the combined company total

MITTAL STEEL COMPANY N.V. REPORTS RECORD RESULTS

FOR THE SECOND QUARTER AND FIRST HALF 2007

August 1, 2007 – Mittal Steel Company N.V. (referred to as “ArcelorMittal”, “Mittal Steel” or “the Company”) (New York: MT; Amsterdam: MT; Madrid: MTS; Paris: MTP; Brussels: MTBL; Luxembourg: MT), the world’s largest and most global steel company, today announced results for the three and six month periods ended June 30, 2007.

H107 Highlights:

•	Record quarterly and half-year results
•	$9.7 billion EBITDA - triple H106 levels
•	$7.7 billion operating income - triple H106 levels
•	Shipments at 55.7 million metric tonne - almost double H106 levels
•	$973m of synergies captured by end of H107

Financial highlights (on the basis of IFRS, amounts in US$ and Euros1):

(US dollars in millions except earnings per share and shipments data)

Results	US Dollars
	Q2 2007 Actual	Q1 2007 Actual	Q2 2006 Actual	H1 2007 Actual	H1 2006 Actual
Shipments (Million MT)[2]	28.7	27.0	15.2	55.7	29.4
Sales	27,223	24,476	9,230	51,699	17,660
EBITDA[3]	5,326	4,346	1,701	9,672	3,010
Operating income	4,232	3,455	1,359	7,687	2,311
Net income	2,723	2,250	897	4,973	1,507
Basic earnings per share	$1.97	$1.62	$1.27	$3.60	$2.14

(Euros in millions except earnings per share and shipments data)

Results	Euros[1]
	Q2 2007 Actual	Q1 2007 Actual	Q2 2006 Actual	H1 2007 Actual	H1 2006 Actual
Shipments (Million MT)[2]	28.7	27.0	15.2	55.7	29.4
Sales	20,194	18,675	7,336	38,898	14,362
EBITDA[3]	3,951	3,316	1,352	7,277	2,448
Operating income	3,139	2,636	1,080	5,784	1,879
Net income	2,020	1,717	713	3,742	1,226
Basic earnings per share	€1.46	€1.24	€1.01	€2.71	€1.74
1.	US dollars have been translated into Euros using an average exchange rate (US$/Euro) of 1.3481, 1.3106, 1.2582, 1.3291 and 1.2296 for Q2 2007, Q1 2007, Q2 2006, 1H 2007 and 1H 2006, respectively.
2.	Some inter-company shipments are not eliminated.
3.	EBITDA is defined as operating income plus depreciation.

Inter-company transactions have been eliminated in consolidation. The financial information in this press release and Appendix 1 has been prepared in accordance with International Financial Reporting Standards as endorsed by the European Union (“IFRS”). While the financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Auditing Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in this press release have not been audited.

MITTAL STEEL COMPANY N.V. SECOND QUARTER

AND FIRST HALF 2007 RESULTS

Net income for the three months ended June 30, 2007, was $2.7 billion, or $1.97 per share, as compared with net income of $2.3 billion, or $1.62 per share, for the three months ended March 31, 2007. Net income in the second quarter 2007 was higher than first quarter 2007 primarily due to strong demand for our products, resulting in higher shipments and higher selling prices, offset in part by higher costs.

Sales and operating income for the three months ended June 30, 2007, were $27.2 billion and $4.2 billion, respectively, as compared with $24.5 billion and $3.5 billion, respectively, for the three months ended March 31, 2007.

Total steel shipments for the three months ended June 30, 2007, were 28.7 million metric tonnes as compared with 27.0 million metric tonnes for the three months ended March 31, 2007.

Analysis of operations for Q207 v Q206

During 2006, the Company’s operations have changed substantially, primarily following the merger with Arcelor which has been consolidated from August 1, 2006, and therefore, the Q207 and Q206 results are not comparable on a like-for-like basis.

Sales for the three months ended June 30, 2007, were $27.2 billion as compared with $9.2 billion for the three months ended June 30, 2006.

Depreciation for the three months ended June 30, 2007, was $1.1 billion as compared with $342 million for the three months ended June 30, 2006.

Operating income for the three months ended June 30, 2007, increased to $4.2 billion as compared with $1.4 million for the three months ended June 30, 2006.

Income from equity method investments for the three months ended June 30, 2007, was $195 million as compared with $13 million for the three months ended June 30, 2006.

Net financing cost for the three months ended June 30, 2007, was $182 million as compared with $20 million for the three months ended June 30, 2006.

Income tax expense for the three months ended June 30, 2007, was $1.1 billion as compared with $339 million for the three months ended June 30, 2006. The effective tax rate for the three months ended June 30, 2007 remained flat at 25.2% as compared with the three months ended June 30, 2006.

Net income for the three months ended June 30, 2007, was $2.7 billion as compared with $897 million for the three months ended June 30, 2006.

Analysis of operations for Q207 v Q107

Sales for the three months ended June 30, 2007, were $27.2 billion as compared with $24.5 billion for the three months ended March 31, 2007. Sales were higher in the second quarter due to higher shipment and higher average steel selling prices. The company enjoyed strong demand for its products in the second quarter as compared to the first quarter 2007.

Depreciation for the three months ended June 30, 2007, was $1.1 billion as compared with $891 million for the three months ended March 31, 2007. Depreciation was higher in the second quarter due to an increase of plant, property and equipment, amortisation of intangibles recognised in purchase price allocations and alignment of definitions.

Operating income for the three months ended June 30, 2007, increased to $4.2 billion as compared with $3.5 billion for the three months ended March 31, 2007.

Income from investments for the three months ended June 30, 2007, was $195 million as compared with $154 million for the three months ended March 31, 2007.

Net financing costs for the three months ended June 30, 2007, were $182 million as compared with $10 million for the three months ended March 31, 2007. Included in the net financing cost is net interest expense which increased by $33 million to $296 million for the three months ended June 30, 2007, as compared to $263 million for the three months ended March 31, 2007. Net financing costs for the three months ended June 30, 2007 include other gains such as Canadian dollar swap, foreign exchange and certain financial instruments.

Income tax expense for the three months ended June 30, 2007, was $1.1 billion as compared with $934 million for the three months ended March 31, 2007. The effective tax rate for the three months ended June 30, 2007, was 25.2% as compared with 25.8% for the three months ended March 31, 2007.

Minority interest during the three months ended June 30, 2007, was $497 million (of which Arcelor Brasil is $152 million) as compared with $436 million (of which Arcelor Brasil is $141 million) for the three months ended March 31, 2007.

Net income for the three months ended June 30, 2007, increased to $2.7 billion as compared with $2.3 billion for the three months ended March 31, 2007.

Liquidity and Capital Resources

ArcelorMittal's principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries.

As of June 30, 2007, the Company’s cash and cash equivalents, including restricted cash and short-term investments, amounted to $6.8 billion as compared to $8.3 billion at March 31, 2007. Net debt for the second quarter, which includes long-term debt plus short-term debt less cash and cash equivalents, restricted cash and short-term investments, increased by $4.5 billion to $23.2 billion.

Gearing4 has increased from 35% to 42% and net debt to EBITDA ratio increased from 1.1x5 at March 31, 2007, to 1.2x at June 30, 2007.

The increase in net debt was primarily due to the following:

•	Acquisition of Sicartsa, Mexico: $1.5 billion
•	Cash purchase of minority interests in Arcelor Brasil: $3.7 billion
•	Share buy-back and dividend: $1.0 billion

The Company had total liquidity of $16.4 billion at June 30, 2007, consisting of cash and cash equivalents (including restricted cash and short-term investments of $6.8 billion), and available bank lines (including bank lines at the level of its operating subsidiaries) of $9.6 billion at June 30, 2007.

Changes in current assets and current liabilities resulted in the use of cash during the three months ended June 30, 2007 of $587 million as compared to $653 million for the three months ended March 31, 2007, primarily due to an increase in trade accounts receivables and prepaid expenses, partly offset by an increase in trade payables.

For the three months ended June 30, 2007, net cash provided by operating activities was $3.7 billion, as compared with $2.7 billion for the three months ended March 31, 2007.

Capital expenditures during the three months ended June 30, 2007, increased to $1.3 billion as compared with $988 million for the three months ended March 31, 2007.

Recent Developments

•

On July 26, 2007, ArcelorMittal announced that it has reached an agreement with the Polish Government to acquire the outstanding 25.2% shares of ArcelorMittal Poland currently held by the Polish State and Treasury Ministry. ArcelorMittal has agreed to acquire each share at a price of Polish zloty (“PLN”) 6.5, valuing the remaining 25.2% of shares at approximately PLN 436 million (approx. $157 million).

•

On July 20, 2007, ArcelorMittal, announced that it had reached a preliminary agreement to acquire two steel tube businesses from Vallourec. Vallourec Précision Soudage (VPS) produces about 100,000 tonnes of welded steel tubes for application in the automotive industry from two sites in France. Also based in France, Vallourec Composants Automobiles Vitry (VCAV) specialises in the design and manufacturing of tubular components for the automotive industry. Combining them with ArcelorMittal's existing pipes and tubes business, will enable an even more complete product offering range to automotive customers.

•

On July 19, 2007, ArcelorMittal announced that it had been formally granted concessions by the Republic of Senegal to develop mining, transportation and logistics activities in the Faleme region of South East Senegal.

•

On July 10, 2007, ArcelorMittal announced the signing of agreement and installation of European Works Council (“EWC”) agreement. The newly installed integrated ArcelorMittal EWC will replace the former EWCs that existed in both previous companies.

_________________________

4  Gearing defined as net debt divided by total equity

5  Based on 1H07 annualized levels

•	On June 29, 2007, Mittal Steel announced the publication of the legal documentation for its merger with ArcelorMittal, a Luxembourg subsidiary. This was the first step of the previously-announced two-step merger process between Mittal Steel and Arcelor S.A. In the first step, Mittal Steel will merge into its wholly-owned non-operating subsidiary ArcelorMittal.

•

On June 5, 2007, Mittal Steel publicly announced the results of its tender offer for the shares it did not hold in Arcelor Brasil. In the aggregate, Mittal Steel acquired 29.5% of the total share capital and 89.7% of the free float of Arcelor Brasil as of June 5, 2007, thereby increasing its previous 67.1% shareholding in Arcelor Brasil to 96.6%. Mittal Steel paid for the shares with $3.5 billion in cash and approximately 27.0 million Mittal Steel class A common shares, representing a total consideration of $5.2 billion. As required by Brazilian regulations, beginning on June 5, 2007 and ending at the latest on September 4, 2007, the remaining shareholders in Arcelor Brasil may sell their shares to Mittal Steel for R$53.89 per share (the same price offered to the Arcelor Brasil shareholders accepting the cash option of the offer) as adjusted pursuant to applicable law. On June 19, 2007, the Brazilian stock exchange regulator CVM announced that the Arcelor Brazil shares have been delisted. Mittal Steel will cause a general Arcelor Brasil shareholders’ meeting to be held in order to approve the redemption of the remaining shares. The redemption price will be equal to R$53.89 per share. Mittal Steel therefore expects that it will subsequently acquire the 18.3 million Arcelor Brasil shares that remained outstanding after the closing of the tender offer, which are valued at approximately $0.5 billion. Following the tender offer an additional 7.9 million Arcelor Brasil shares were purchased, resulting in an outstanding balance of $0.3 billion.

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

MITTAL STEEL COMPANY N.V. UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of
	June 30,	March 31,	December 31,
In millions of US dollars	2007	2007	2006 [1]
ASSETS
Current Assets
Cash and cash equivalents, restricted cash and short-term investments	$ 6,782	$ 8,277	$ 6,146
Trade accounts receivable – net	11,246	10,318	8,769
Inventories	19,448	19,319	19,238
Prepaid expenses and other current assets	6,091	5,838	5,209
Total Current Assets	43,567	43,752	39,362

Goodwill and intangible assets	14,954	10,720	10,782
Property, plant and equipment –net	57,836	54,351	54,696
Investments in affiliates and joint ventures	4,707	4,058	3,492
Deferred tax assets	1,503	1,563	1,670
Other assets	2,282	2,340	2,164
Total Assets	$124,849	$116,784	$112,166

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$7,617	$5,829	$4,922
Trade accounts payable	11,853	10,909	10,717
Accrued expenses and other current liabilities	10,741	10,061	8,921
Total Current Liabilities	30,211	26,799	24,560

Long-term debt, net of current portion	22,389	21,200	21,645
Deferred tax liabilities	7,625	7,419	7,274
Other long-term obligations and deferred employee benefits	9,677	8,182	8,496
Total Liabilities	69,902	63,600	61,975

Total Shareholders’ Equity	48,549	44,642	42,127
Minority Interest	6,398	8,542	8,064
Total Equity	54,947	53,184	50,191
Total Liabilities and Shareholders’ Equity	$124,849	$116,784	$112,166

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

MITTAL STEEL COMPANY N.V. UNAUDITED CONSOLIDATED STATEMENTS OF INCOME DATA & OTHER INFORMATION

In millions of US dollars, except shares, per share and shipment data	Three Months Ended			Six Months Ended
	June 30, 2007	March 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006
STATEMENT OF INCOME

Sales	$27,223	$24,476	$9,230	$51,699	$17,660
Depreciation	1,094	891	342	1,985	699
Operating income	4,232	3,455	1,359	7,687	2,311
Operating margin %	15.5%	14.1%	14.7%	14.9%	13.1%

Other income (expense) – net	62	21	(6)	83	1
Income from equity method investments	195	154	13	349	38
Financing costs – net	(182)	(10)	(20)	(192)	(195)
Income before taxes and minority interest	4,307	3,620	1,346	7,927	2,155
Income tax expense	1,087	934	339	2,021	456
Income before minority interest	3,220	2,686	1,007	5,906	1,699
Minority interest	(497)	(436)	(110)	(933)	(192)
Net income	$2,723	$2,250	$897	$4,973	$1,507

Basic earnings per common share	$1.97	$1.62	$1.27	$3.60	$2.14
Diluted earnings per common share	1.97	1.62	1.27	3.59	2.13
Weighted average common shares outstanding (in millions)	1,380	1,386	705	1,383	705
Diluted weighted average common shares outstanding (in millions)	1,382	1,388	706	1,385	706

EBITDA[1]	$5,326	$4,346	$1,701	$9,672	$3,010
EBITDA Margin %	19.6%	17.8%	18.4%	18.7%	17.0%

OTHER INFORMATION
Total shipments of steel products[2] (Millions of metric tonnes)	28.7	27.0	15.2	55.7	29.4
1.	EBITDA is defined as operating income plus depreciation.
2.	Some inter-company shipments are not eliminated

In millions of US dollars	Three Months Ended			Six Months Ended
	June 30, 2007	March 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Operating activities:
Net Income Adjustments to reconcile net income to net cash provided by operations: Minority interests Depreciation Others Changes in operating assets and liabilities, net of effects from acquisition	$2,723 497 1,094 5 (587)	$2,250 436 891 (274) (653)	$897 110 342 34 336	$4,973 933 1,985 (269) (1,240)	$1,507 192 699 (173) (118)
Net cash provided by operating activities	3,732	2,650	1,719	6,382	2,107
Investing activities:
Purchase of property, plant and equipment	(1,330)	(988)	(348)	(2,318)	(611)
Acquisition of net assets of subsidiaries, net of cash acquired	(5,435)	862	(942)	(4,573)	(957)
Net cash used in investing activities	(6,765)	(126)	(1,290)	(6,891)	(1,568)
Financing activities:
Proceeds (payments) from payable to banks and long-term debt	2,693	15	(171)	2,708	(164)
Dividends paid	(644)	(514)	(105)	(1,158)	(241)
Other financing activities (net)	(580)	46	3	(534)	2
Net cash provided by (used in) financing activities	1,469	(453)	(273)	1,016	(403)
Net increase (decrease) in cash and cash equivalents	(1,564)	2,071	156	507	136
Effect of exchange rate changes on cash	90	67	(86)	157	(50)

At the beginning of the period	8,158	6,020	2,051	6,020	2,035
At the end of the period	$6,684	$8,158	$2,121	$6,684	$2,121